UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            LIGHT SAVERS U.S.A., INC.

- --------------------------------------------------------------------------------

                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
- --------------------------------------------------------------------------------

                         (Title of class of securities)

                                   53222B 10 6
- --------------------------------------------------------------------------------

                                 (CUSIP number)

                                Jerry M. Seslowe
                     c/o Resource Holdings Associates, L.P.
                         520 Madison Avenue, 40th Floor
                            New York, New York 10022
                                 (212) 980-3883
- --------------------------------------------------------------------------------

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 28, 1996
- --------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
          1       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Resource Holdings Associates, L.P. (13-3175657)
- --------------------------------------------------------------------------------
          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X/
                                                                         (b) / /
- --------------------------------------------------------------------------------
          3       SEC USE ONLY

- --------------------------------------------------------------------------------
          4       SOURCE OF FUNDS*
                         OO(1)
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          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                             / /
- --------------------------------------------------------------------------------
          6       CITIZENSHIP OR PLACE OF ORGANIZATION

                         New York
- --------------------------------------------------------------------------------
      NUMBER OF                  7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                                    500,000(2)
       OWNED BY        ---------------------------------------------------------
         EACH
      REPORTING
     PERSON WITH
                                 8          SHARED VOTING POWER

                                                     0
                       ---------------------------------------------------------
                                 9          SOLE DISPOSITIVE POWER

                                                     500,000(2)
                       ---------------------------------------------------------
                                10          SHARED DISPOSITIVE POWER

                                                     0
- --------------------------------------------------------------------------------
          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                         500,000
- --------------------------------------------------------------------------------
          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                            / /
- --------------------------------------------------------------------------------
          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         6.6%
- --------------------------------------------------------------------------------
          14      TYPE OF REPORTING PERSON*

                         PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Option (as defined below) was granted to Resource Holdings Associates, L.P., a New York limited partnership (the "Partnership") by Light Savers U.S.A., Inc. ("Light Savers") as compensation for services rendered as a consultant.
(2) Consists of a presently exercisable option granted to the Partnership by Light Savers to purchase 500,000 shares of Common Stock of Light Savers at a purchase price equal to $2.00 per share (the "Option").

================================================================================
          1       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Resource Holdings Limited (13-3154862)
- --------------------------------------------------------------------------------
          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X/
                                                                         (b) / /
- --------------------------------------------------------------------------------
          3       SEC USE ONLY

- --------------------------------------------------------------------------------
          4       SOURCE OF FUNDS*
                           OO(1)
- --------------------------------------------------------------------------------
          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                             / /
- --------------------------------------------------------------------------------
          6       CITIZENSHIP OR PLACE OF ORGANIZATION

                           New York
- --------------------------------------------------------------------------------
      NUMBER OF                  7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                                    500,000(2)
    OWNED BY EACH      ---------------------------------------------------------
      REPORTING
     PERSON WITH
                                 8          SHARED VOTING POWER

                                                     0
                       ---------------------------------------------------------
                                 9          SOLE DISPOSITIVE POWER

                                                     500,000(2)
                       ---------------------------------------------------------
                                10          SHARED DISPOSITIVE POWER

                                                     0
- --------------------------------------------------------------------------------
          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           500,000
- --------------------------------------------------------------------------------
          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*                                                    / /
- --------------------------------------------------------------------------------
          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              6.6%
- --------------------------------------------------------------------------------
          14      TYPE OF REPORTING PERSON*

                           CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)      The  Option  was  granted  to  the   Partnership  by  Light  Savers  as
         compensation for services rendered as a consultant.

(2) Resource Holdings Limited, a New York corporation (the "General Partner"), is the general partner of the Partnership and consequently, is deemed to be a beneficial owner of the 500,000 shares of Light Savers Common Stock underlying the Option.

================================================================================
          1       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Jerry M. Seslowe (###-##-####)
- --------------------------------------------------------------------------------
          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X/
                                                                         (b) / /
- --------------------------------------------------------------------------------
          3       SEC USE ONLY

- --------------------------------------------------------------------------------
          4       SOURCE OF FUNDS*
                           OO(1), PF
- --------------------------------------------------------------------------------
          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                             / /
- --------------------------------------------------------------------------------
          6       CITIZENSHIP OR PLACE OF ORGANIZATION

                           New York
- --------------------------------------------------------------------------------
      NUMBER OF                  7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                                    116,668(2)
    OWNED BY EACH      ---------------------------------------------------------
      REPORTING
     PERSON WITH
                                 8          SHARED VOTING POWER

                                                     500,000(3)
                       ---------------------------------------------------------
                                 9          SOLE DISPOSITIVE POWER

                                                     116,668(2)
                       ---------------------------------------------------------
                                10          SHARED DISPOSITIVE POWER

                                                     500,000(3)
- --------------------------------------------------------------------------------
          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           616,668
- --------------------------------------------------------------------------------
          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*                                                    / /
- --------------------------------------------------------------------------------
          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              8.1%
- --------------------------------------------------------------------------------
          14      TYPE OF REPORTING PERSON*

                           IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)      The  Option  was  granted  to  the   Partnership  by  Light  Savers  as
         compensation for services rendered as a consultant.

(2) Consists of shares of Light Savers Common Stock owned individually by Mr. Seslowe.

(3) Mr. Seslowe is a Managing Director of the General Partner and consequently, is deemed to be a beneficial owner of the 500,000 shares of Light Savers Common Stock underlying the Option.

================================================================================
          1       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Richard A. Bartlett (###-##-####)
- --------------------------------------------------------------------------------
          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X/
                                                                         (b) / /
- --------------------------------------------------------------------------------
          3       SEC USE ONLY

- --------------------------------------------------------------------------------
          4       SOURCE OF FUNDS*
                           OO(1), PF
- --------------------------------------------------------------------------------
          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                             / /
- --------------------------------------------------------------------------------
          6       CITIZENSHIP OR PLACE OF ORGANIZATION

                           New York
- --------------------------------------------------------------------------------
      NUMBER OF                  7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                                    116,666(2)
    OWNED BY EACH      ---------------------------------------------------------
      REPORTING
     PERSON WITH
                                 8          SHARED VOTING POWER

                                                     500,000(3)
                       ---------------------------------------------------------
                                 9          SOLE DISPOSITIVE POWER

                                                     116,666(2)
                       ---------------------------------------------------------
                                10          SHARED DISPOSITIVE POWER

                                                     500,000(3)
- --------------------------------------------------------------------------------
          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           616,666
- --------------------------------------------------------------------------------
          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*                                                    / /
- --------------------------------------------------------------------------------
          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              8.1%
- --------------------------------------------------------------------------------
          14      TYPE OF REPORTING PERSON*

                           IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)      The  Option  was  granted  to  the   Partnership  by  Light  Savers  as
         compensation for services rendered as a consultant.

(2) Consists of shares of Light Savers Common Stock owned individually by Mr. Bartlett.

(3) Mr. Bartlett is a Managing Director of the General Partner and consequently, is deemed to be a beneficial owner of the 500,000 shares of Light Savers Common Stock underlying the Option.

================================================================================
          1       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           John C. Shaw (###-##-####)
- --------------------------------------------------------------------------------
          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X/
                                                                         (b) / /
- --------------------------------------------------------------------------------
          3       SEC USE ONLY

- --------------------------------------------------------------------------------
          4       SOURCE OF FUNDS*
                           OO(1), PF
- --------------------------------------------------------------------------------
          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                             / /
- --------------------------------------------------------------------------------
          6       CITIZENSHIP OR PLACE OF ORGANIZATION

                           Connecticut
- --------------------------------------------------------------------------------
      NUMBER OF                  7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                                    116,666(2)
    OWNED BY EACH      ---------------------------------------------------------
      REPORTING
     PERSON WITH
                                 8          SHARED VOTING POWER

                                                     500,000(3)
                       ---------------------------------------------------------
                                 9          SOLE DISPOSITIVE POWER

                                                     116,666(2)
                       ---------------------------------------------------------
                                10          SHARED DISPOSITIVE POWER

                                                     500,000(3)
- --------------------------------------------------------------------------------
          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           616,666
- --------------------------------------------------------------------------------
          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*                                                    / /
- --------------------------------------------------------------------------------
          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              8.1%
- --------------------------------------------------------------------------------
          14      TYPE OF REPORTING PERSON*

                           IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)      The  Option  was  granted  to  the   Partnership  by  Light  Savers  as
         compensation for services rendered as a consultant.

(2) Consists of shares of Light Savers Common Stock owned individually by Mr. Shaw.

(3)      Mr.  Shaw  is  a  Managing   Director   of  the  General   Partner  and
         consequently, is deemed to be a beneficial owner of the 500,000 shares of Light Savers Common Stock underlying the Option.

Item 1.           SECURITY AND ISSUER

                  The title of the class of equity security to which this statement relates is the Common Stock, $.01 par value per share, of Light Savers U.S.A., Inc., a New York corporation ("Light Savers"), and the address of its principal executive offices is 509 Madison Avenue, Suite 1114, New York, New York 10022.

Item 2.           IDENTITY AND BACKGROUND

                  (a) This statement is being filed as a group by Resource Holdings Associates, L.P., a New York limited partnership (the "Partnership"), Resource Holdings Limited, a New York corporation, the Partnership's general partner (the "General Partner"), Jerry M. Seslowe, Richard A. Bartlett and John
C. Shaw (collectively, the "Reporting Group").

                  (b) The business address of each of the Reporting Group is c/o Resource Holdings Associates, L.P., 520 Madison Avenue, 40th Floor, New York, New York 10022.

                  (c) The Partnership's principal business is investments (mostly for its own account). The General Partner's principal business is management of the Partnership. Each of Messrs. Seslowe, Bartlett and Shaw is a Managing Director of the General Partner.

                  (d) During the last five years, no member of the Reporting Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, no member of the Reporting Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) The Partnership is a New York limited partnership. The General Partner is a New York corporation. Each of Messrs. Seslowe and Bartlett are citizens of the United States and reside in the State of New York. Mr. Shaw is a citizen of United States and resides in the state of Connecticut.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On February 28, 1996, the Partnership was granted a non-qualified option to purchase 500,000 shares of Common Stock of Light Savers at a purchase price of $2.00 per share (the "Option") as compensation for services rendered as a consultant to Light Savers. The Option is presently exercisable.

                  On May 17, 1996, each of Messrs. Seslowe, Bartlett and Shaw acquired 33,334, 33,333 and 33,333 shares of Light Savers Common Stock, respectively. Each of Messrs. Seslowe, Bartlett and Shaw used personal funds to acquire the aforementioned shares.

                  On March 29, 1996 each of Messrs. Seslowe, Bartlett and Shaw acquired 83,334, 83,333 and 83,333 shares of Light Savers Common Stock, respectively. Each of Messrs. Seslowe, Bartlett and Shaw used personal funds to acquire the aforementioned shares.

Item 4.           PURPOSE OF TRANSACTION.

                  The Partnership was granted the Option as compensation for services rendered to Light Savers as a consultant. The Option is presently exercisable. Should the Partnership exercise the Option it would do so solely for investment purposes. The services consist of general financial advisory services, including strategic planning and assistance in obtaining equity and debt financing and in structuring and negotiating merger and acquisition opportunities.

                  The 116,668 shares of Common Stock of Light Savers owned individually by Mr. Seslowe were acquired solely for investment purposes. The 116,668 shares of Common Stock of Light Savers owned individually by Richard A. Bartlett were acquired solely for investment purposes. The 116,666 shares of Common Stock of Light Savers owned individually by John C. Shaw were acquired solely for investment purposes. Subject to the disclosure above with respect to the Board nominations, each of the Reporting Group intends to hold its shares of Common Stock solely for investment purposes and not to facilitate a possible acquisition of control of Light Savers. Notwithstanding the foregoing, however, depending on the pricing, availability of the Common Stock, future developments at and pertaining to Light Savers, other investment and business opportunities available to any member of the Reporting Group, and general economic conditions, any member of the Reporting Group or its affiliates may determine to purchase, in the open market, in privately negotiated transactions, or otherwise, additional shares of Common Stock or otherwise seek to obtain control of Light Savers. In addition, depending on the factors described above, any member of the Reporting Group also may determine to sell in the open market, in privately negotiated transactions, or otherwise, all or part of their shares of Common Stock of Light Savers.

                  Each member of the Reporting Group is aware that Light Savers has filed with the Securities and Exchange Commission a Registration Statement on Form S-3 with respect to the registration of Common Stock for resale currently held by Messrs. Seslowe, Bartlett and Shaw and certain other stockholders of Light Savers and for shares underlying the Option held by the Partnership.

                  In connection with the financial advisory services rendered by the Partnership to Light Savers, the Partnership is to make recommendations regarding the composition of the Board of Directors of Light Savers. The Partnership has proposed that Light Savers nominate for election to the Board of Directors Louis K. Adler, George C. Asch and Richard A. Bartlett at the next annual meeting of the shareholders of Light Savers expected to be held in the fall of 1996.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of the date hereof, (i) the Partnership beneficially owned 500,000 shares of Light Savers Common Stock, constituting 6.6% of the shares of Light Savers Common Stock outstanding as of the date hereof; (ii) the General Partner was attributed beneficial ownership of 500,000 shares of Light Savers Common Stock, constituting 6.6% of the shares of Light Savers Common Stock outstanding as of the date hereof; (iii) Mr. Seslowe was attributed beneficial ownership of 616,668 shares of Light Savers Common Stock, constituting 8.1% of the shares of Light Savers Common Stock outstanding as of the date hereof; (iv) Mr. Bartlett was attributed beneficial ownership of 616,666 shares of Light Savers Common Stock, constituting 8.1% of the shares of Light Savers Common Stock outstanding as of the date hereof; and (v) Mr. Shaw was attributed beneficial ownership of 616,666 shares of Light Savers Common Stock, constituting 8.1% of the shares of Light Savers Common Stock outstanding as of the date hereof. As of the dated hereof there were 7,125,655 shares of Light Savers common stock outstanding.

                  (b) The General Partner, on behalf of the Partnership, has the sole power to vote and to dispose of all of the 500,000 shares of Light Savers Common Stock underlying the Option.

                  As Managing Directors of the General Partner, Messrs. Seslowe, Bartlett and Shaw each have shared power to vote and to dispose of all of the 500,000 shares of Light Savers Common Stock beneficially owned by the Partnership pursuant to the Option. The approval of any two of the three Managing Directors of the General Partner is necessary to vote or dispose of the aforementioned shares.

                  Messrs. Seslowe, Bartlett and Shaw each have sole power to vote and to dispose of all of the 116,668, 116,666, and 116,666 shares individually owned by them, respectively.

                  (c) See "Item 3. Source and Amount of Funds and Other Consideration" above for information as to shares of Light Savers Common Stock recently acquired by the Reporting Group. Except as disclosed therein, the Reporting Group has not acquired, within the past 60 days, any shares of Light Savers Common Stock.

                  (d) No person other than as outlined herein has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Light Savers Common Stock that are the subject of this Schedule 13D.

                  (e) Not applicable.

Item 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO THE SECURITIES
                  OF THE ISSUER.

                  On March 29, 1996 each of Messrs. Seslowe, Bartlett and Shaw individually entered into a Subscription Agreement with Light Savers.

                  On February 28, 1996 the Partnership was granted the Option by Light Savers.

Item 7.           EXHIBITS.

                  99.1 Consulting Agreement, by and between the Partnership and Light Savers, dated February 28, 1996.

                  99.2 Option, dated as of February 28, 1996, granted to the Partnership by Light Savers.

                  99.3 Joint Filing Agreement, by and among the Partnership, the General Partner, Jerry M. Seslowe, Richard A. Bartlett and John C. Shaw, dated August 19, 1996.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 19, 1996
                                          RESOURCE HOLDINGS ASSOCIATES, L.P.

                                          By:      RESOURCE HOLDINGS
                                                   LIMITED, its General
                                                   Partner



                                                   By: /s/ Jerry M. Seslowe
                                                      --------------------------
                                                      Jerry M. Seslowe
                                                      Managing Director


                                          RESOURCE HOLDINGS LIMITED


                                          By: /s/ Jerry M. Seslowe
                                             -----------------------------------
                                             Jerry M. Seslowe
                                             Managing Director



                                          /s/ Jerry M. Seslowe
                                          --------------------------------------
                                          Jerry M. Seslowe, Individually


                                          /s/ Richard A. Bartlett,
                                          --------------------------------------
                                          Richard A. Bartlett,
                                          Individually


                                          /s/ John C. Shaw
                                          --------------------------------------
                                          John C. Shaw, Individually